a2a
energie in comune

RECEIVED
2009 APR 13 P 12:29

09045851

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 10, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Alberto Sapi
p/ Maria Angela Nardone //

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 6.2008

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

The Chairman of the Supervisory Board of A2A S.p.A. Renzo Capra, in relation to the joint press release of Municipality of Brescia and Milan to the Italian Stock Exchange on 9 April 2009, states that all members of the Supervisory Board were appointed by the shareholders' meeting according with art. 19 Articles of Association and therefore could be removed by the same shareholders' meeting if allowed under current rules.